UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2017

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA announces Third Quarter 2017

Operational and Financial Results

Monterrey, Mexico, October 17, 2017— Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated results for the third quarter of 2017.1

Third quarter 2017 summary

OMA generated solid financial results despite the deceleration of the rate of traffic growth to 1.3% because of a variety of factors. The sum of aeronautical and non-aeronautical revenues rose 9.9%. Adjusted EBITDA rose 9.8%, with an Adjusted EBITDA margin of 66.8%. Operating income rose 8.5%, and net income increased 19.1%.

________________

1 Unless otherwise stated, all references are to the third quarter of 2017 (3Q17), and all percentage changes are with respect to the same period of the prior year. The exchange rates used to convert foreign currency amounts were Ps. 19.5965 as of September 30, 2016, Ps. 20.6640 as of December 31, 2016, and Ps. 17.8545 per U.S. dollar as of September 30, 2017.

The principal results of the third quarter include:

▪	Total terminal passenger traffic increased 1.3% to 5.2 million in 3Q17. Domestic and international traffic each increased 1.3%. The Monterrey, Culiacán, and Ciudad Juárez airports recorded the most growth.
▪	Aeronautical revenues increased 10.2%, principally as a result of traffic growth and an increase in tariffs in 2Q17.
▪	Aeronautical revenues per passenger increased 8.8% to Ps. 223.7.
▪	Non-aeronautical revenues increased 8.8%, principally from growth in commercial activities, particularly restaurants, car rental, and retail, and diversification activities, including hotel services and OMA Carga.
▪	Non-aeronautical revenues per passenger increased 7.4% to Ps. 70.8.
▪	Adjusted EBITDA[2] increased 9.8% to Ps. 1,023 million. The Adjusted EBITDA margin reached 66.8%, unchanged from the prior year period.
▪	Consolidated net income increased 19.1% to Ps. 580 million. Earnings per share increased 19.6% to Ps. 1.47, while earnings per American Depositary Share (ADS) rose 31.3% to US$ 0.66, based on weighted average shares outstanding.
▪	Total Capex, major maintenance, and other smaller expenditures included in the Master Development Programs (MDP) and strategic investments totaled Ps. 450 million.

________________

2 Adjusted EBITDA excludes the non-cash maintenance provision, construction revenue, and construction expense. OMA provides a full reconciliation of Adjusted EBITDA to Net Income in the corresponding section of this report; see also the Notes to the Financial Information.

2

3Q17 Operating Results

Operations, Passengers, and Cargo

During the quarter, several factors resulted in a deceleration in the rate of passenger traffic growth.

Changes in slot assignments at the Mexico City International Airport (AICM) and the optimization of fleets by some airlines resulted in closing of routes and reductions in route frequencies, which reduced the total supply of seats by 1.5%.

In addition, the earthquakes of September 9 and 17 and Hurricanes Harvey and Max had a negative effect on airport operations.

Total passenger traffic increased 1.3% (+65,843 passengers). Of total passenger traffic, 89.1% was domestic, and 10.9% was international. Commercial aviation accounted for 98.6% of passenger traffic. Monterrey generated 52.0% of passenger traffic, Culiacán 9.3%, and Chihuahua 7.2%.

Domestic passenger traffic increased 1.3% (+96,759 passengers). Five airports increased traffic. The airports with the largest variations were:

▪	Monterrey (+4.3%; +96,759 passengers) had the largest increase, as a result of increased traffic on the Cancún, Toluca, Tijuana, Guadalajara, and Querétaro routes.

3

▪	Reynosa (-20.8%; -34,246 passengers); Torreón (-16.0%; -25,875); Acapulco (-8.9%; -15,131); Durango (-12.6%; -12,795); and Mazatlán (-5.5%; -10,407) had the largest decreases, as a result of reductions on their Mexico City routes.

International passenger traffic increased 1.3%, and nine airports recorded increases in international traffic. Mazatlán (+15.7%; +4,540 passengers) had the largest increase, with increases on the Dallas and Phoenix routes. Monterrey (-1.5%; -5,051 passengers) had the largest decrease, principally as a result of the temporary suspension of Houston routes as a result of Hurricane Harvey.

See Annex Table 1 for more detail on passenger traffic by airport.

Air cargo volumes increased 6.3%. Of total air cargo volume, 63.3% was domestic and 36.7% was international.

Commercial Operations

OMA implements its commercial strategy through continuous improvement in the services offerings in its airports. This strategy resulted in the opening of 17 commercial initiatives in 3Q17, including communications, restaurants, advertising, car rental, retail stores, and a VIP lounge. The commercial space occupancy rate was 98.4% in 3Q17.

4

Hotel Services

▪	The NH Collection Terminal 2 Hotel had an 83.3% occupancy rate and a 1.2% increase in the average room rate to Ps. 2,175 per night. Revenues increased 3.7% to Ps. 56 million. The earthquake on September 19 resulted in the suspension of operations for one week, as the result of losing power and other utilities, but did not damage the hotel’s infrastructure. The hotel has operated normally since reopening.
▪	The Hilton Garden Inn had a 77.2% occupancy rate, with an average room rate of Ps. 1,915. Revenues increased 8.9% to Ps. 23 million.

OMA Carga Operations

▪	OMA Carga increased both air and land freight logistics activities, recording a 13.6% increase in revenues to Ps. 40 million. Freight handled grew 15.6% to 7,966 metric tons.

Industrial Services

▪	OMA VYNMSA Aero Industrial Park: The two operating warehouses generated Ps. 3 million in revenues in 3Q17. A contract was signed in June for the third warehouse that will start generating revenues in 4Q17. The fourth 10,500 m2 warehouse is in the commercialization phase. In addition, construction started on a fifth 5,000 m2 warehouse, which is expected to be completed in 1Q18.
5

Consolidated Financial Results

Revenues

Aeronautical revenues increased 10.2% to Ps. 1,163 million, principally as a result of higher traffic volumes and increases in specific tariffs in 2Q17. Revenue from domestic passenger charges increased 14.1%, revenue from international passenger charges increased 2.7%, and other aeronautical services revenue increased 1.9%.

Monterrey contributed 49.9% of aeronautical revenues, Culiacán 9.5%, Chihuahua 7.2%, and Ciudad Juárez 6.0%.

Aeronautical revenues per passenger were Ps. 223.7, an increase of 8.8%.

Non-aeronautical revenues increased 8.8% to Ps. 368 million, and represented 24.1% of the sum of aeronautical and non-aeronautical revenues. The increase reflected principally the expansion of commercial activities.

Non-aeronautical revenues per passenger increased 7.4% to Ps. 70.8. Non-aeronautical revenues per passenger, excluding diversification activities, increased 7.4% to Ps. 46.3.

6

7

Commercial activities contributed an incremental Ps. 17 million (+10.3%). The line items that had the largest variations were:

▪	Restaurants (+23.3%; Ps. +5 million), as a result of the increase in participation revenues from restaurants that opened in 2016 and the opening of five new establishments during 3Q17.
▪	Car rental (+20.3%; +Ps. 4 million), as a result of better contractual terms and the leasing of five new locales in 3Q17.
▪	Revenue from retailers (+17.3%; +Ps. 4 million), as a result of store openings in 2016, and six new stores during 2017.

Diversification activities contributed an additional Ps. 10 million (+8.7%). The most important contributions came from OMA Carga (+13.6%; +Ps. 5 million) and hotel services (+5.1%; +Ps. 4 million).

Complementary activities generated an increase of Ps. 3 million (+4.5%).

Construction revenues, which represent the value of improvements to concessioned assets, were Ps. 352 million (+244%) during the quarter. They are equal to construction costs recognized, and generate neither a gain nor a loss. Construction revenues and costs are a function of the advance in execution of projects in the Master Development Programs (MDP) in the 13 airports, and variations depend on the rate of project execution. The increase in 3Q17 reflects the large number of MDP projects currently underway. (See Notes to the Financial Information and discussion of MDP expenditures below.)

Total revenues, including construction revenues, increased 25.9% to Ps. 1,884 million.

Costs and Operating Expenses

The total cost of airport services and general and administrative expenses (G&A), excluding those related to the hotels and industrial park, increased 4.9%. The increase was largely because of higher payroll expense, from increases in salaries and provisions; minor maintenance, for repairs to equipment and operating infrastructure; and utilities, principally as a result of higher electricity rates. These were partially offset by reductions for insurance, contracted services, and materials and supplies.

8

Hotel costs and expenses increased in line with operations.

The major maintenance provision was a charge of Ps. 77 million in 3Q17. The balance of the maintenance provision as of September 30, 2017 was Ps. 810 million, compared to Ps. 670 million at the end of 2016.

The airport concession tax increased 8.7% as a result of the growth in revenues.

The technical assistance fee increased 4.4% to Ps. 36 million, as a result of the growth in EBITDA. (See Notes to the Financial Information for the calculation base).

As a result of the foregoing, total operating costs and expenses increased 45.9% to Ps. 1,015 million. The increase resulted principally from the increase in construction costs and the provision for major maintenance. Excluding those two line items, total costs and operating expenses were Ps. 586 million, an increase of 9.5%.

9

Adjusted EBITDA and Operating Income

As a result of the Company’s continuing initiatives to increase revenues and control costs and expenses, Adjusted EBITDA increased 9.8% to Ps. 1,023 million. The Adjusted EBITDA margin was 66.8%, unchanged from the prior year period. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Operating income rose 8.5% to Ps. 869 million, with an operating margin of 46.1%.

10

Financing Expense

Financing expense decreased by Ps. 30 million to Ps. 72 million in 3Q17. The variation was principally the result of a smaller exchange loss.

Taxes

Taxes were Ps. 217 million. Cash tax payments increased to Ps. 218 million as a result of an increase in the taxable base. The effective tax rate was 27.2%.

Net Income

Consolidated net income increased 19.1% to Ps. 580 million.

Earnings per share, based on net income of the controlling interest, increased 19.6% to Ps. 1.47; earnings per ADS increased 31.3% to US$0.66. Each ADS represents eight Series B shares.

11

MDP, Strategic Investment, and Quality Improvement Expenditures

OMA maintains its firm commitment to provide services of the highest quality for its passengers and airline clients in all thirteen airports. As a result, we are constantly undertaking maintenance projects, developing and optimizing infrastructure, acquiring and repairing equipment, and acquiring new technologies, in accordance with domestic and international standards of quality, safety, and airport operation, in a framework of sustainability.

Total 3Q17 investment expenditures for capital expenditures, major maintenance, and other non-capitalized expenses included in the MDP and strategic investments3 were Ps. 450 million, and included Ps. 352 million in improvements to concessioned assets, Ps. 31 million for major maintenance, Ps. 1 million for other non-capitalized expenses, and Ps. 66 million for strategic investments.

The MDP investment commitment for 2017 in the 13 airports was Ps. 1,410 million.4 As of the end of 3Q17, 84% of the works planned for the year has been contracted.

The most important investment expenditures in 3Q17 included:

________________

3 The amounts for MDP and strategic investments include works, services, and paid and unpaid acquisitions; the latter are included in accounts payable for the period.

4 In Pesos of December 31, 2016 purchasing power.

12

Debt

As of September 30, 2017, total debt was Ps. 4,629 million and net debt was Ps. 2,476 million. The ratio of net debt to Adjusted EBITDA was 0.67. Of total debt, 97% was denominated in Mexican pesos, and 3% in U.S. dollars.

Derivative Financial Instruments

As of the date of this report, OMA has no derivatives exposure.

Cash Flow Statement

For the first nine months of 2017, operating activities generated cash of Ps. 2,266 million, a 44.9% increase compared to the same period of 2016. The increase resulted principally from higher operating income and a reduction in client accounts receivable, which had increased during 2016 as a result of the transition to the new SAP system; these increases were partially offset by higher tax payments.

Investing activities used cash of Ps. 1,084 million, as compared to Ps. 121 million in the same period of the prior year. Outflows increased principally for capex, including Ps. 1,064 million for improvements to concessioned assets and Ps. 106 million for property, plant and equipment.

13

Financing activities generated an outflow of Ps. 1,897 million, 32% higher than the prior year period. The dividend paid increased by Ps. 200 million, and there were share repurchases of Ps. 34 million in the first nine month of 2017.

As a result of the foregoing, cash decreased Ps. 716 million during the first nine months of 2017. The balance of cash and cash equivalents was Ps. 2,153 million as of September 30, 2017.

Material and Subsequent Events

The NH Collection Hotel T2 temporarily suspended operations. As a result of the earthquake on September 19th, which resulted in loss of electricity and other utilities, the NH Collection Hotel in Terminal 2 of the Mexico City International Airport temporarily suspended operations until September 25th. The hotel’s infrastructure was not affected by the quake, and the hotel has operated normally since reopening.

OMA included in Dow Jones Sustainability Index (DJSI) for second consecutive year. OMA was included in the Dow Jones Sustainability Emerging Markets Index for the second consecutive year. The index comprises emerging markets sustainability leaders based on long-term economic, environmental, and social criteria.

OMA Foundation starts operations. On October 12, the OMA Foundation was officially launched. The Foundation’s goal is to promote and consolidate projects in order to improve physical education infrastructure and equipment and provide scholarships designed to keep children and youth in school and to help them acquire skills, working in alliance with like-minded civil society organizations and social entrepreneurs.

14

OMA (NASDAQ: OMAB; BMV: OMA) will hold its 3Q17 earnings conference call on October 18, 2017 at 11 am Eastern time, 10 am Mexico City time.

The conference call is accessible by calling 1-888-668-1648 toll-free from the U.S. or 1-719-325-2329 from outside the U.S. The conference ID is 9486747. The conference call will also be available by webcast at http://ir.oma.aero/events.cfm ..

A taped replay will be available through October 25, 2017 at 1-844-512-2921 toll free or + 1-412-317-6671, using the same conference ID.

15

Annex Table 1

Passenger Traffic

(Terminal Passengers - Excludes Transit Passengers)

Total Passengers	3Q16	3Q17	% Var	9M16	9M17	% Var
Acapulco	176,902	161,551	(8.7)	542,283	522,905	(3.6)
Ciudad Juárez	305,748	326,626	6.8	815,578	881,121	8.0
Culiacán	443,266	483,673	9.1	1,239,753	1,380,036	11.3
Chihuahua	376,844	372,232	(1.2)	949,399	1,056,048	11.2
Durango	117,857	107,118	(9.1)	318,285	299,154	(6.0)
Mazatlán	216,683	210,816	(2.7)	710,444	739,952	4.2
Monterrey	2,612,347	2,704,055	3.5	6,790,418	7,257,823	6.9
Reynosa	165,047	131,605	(20.3)	415,513	376,108	(9.5)
San Luis Potosí	143,371	145,839	1.7	370,258	411,277	11.1
Tampico	192,559	193,429	0.5	536,965	532,450	(0.8)
Torreón	174,687	151,648	(13.2)	473,093	462,858	(2.2)
Zacatecas	96,199	98,455	2.3	254,375	267,803	5.3
Zihuatanejo	113,570	113,876	0.3	426,999	464,942	8.9
Total	**5,135,080**	**5,200,923**	**1.3**	**13,843,363**	**14,652,477**	**5.8**

Domestic Passengers	3Q16	3Q17	% Var	9M16	9M17	% Var
Acapulco	169,407	154,276	(8.9)	497,932	478,184	(4.0)
Ciudad Juárez	304,356	325,692	7.0	807,823	878,847	8.8
Culiacán	434,147	475,206	9.5	1,221,755	1,355,852	11.0
Chihuahua	346,523	341,145	(1.6)	867,028	972,156	12.1
Durango	101,409	88,614	(12.6)	283,601	254,525	(10.3)
Mazatlán	187,831	177,424	(5.5)	509,028	520,772	2.3
Monterrey	2,267,309	2,364,068	4.3	5,857,421	6,318,844	7.9
Reynosa	164,906	130,660	(20.8)	415,077	373,552	(10.0)
San Luis Potosí	100,097	102,212	2.1	261,765	294,096	12.4
Tampico	181,264	181,026	(0.1)	505,013	499,811	(1.0)
Torreón	161,255	135,380	(16.0)	431,865	422,193	(2.2)
Zacatecas	58,682	60,420	3.0	162,615	167,568	3.0
Zihuatanejo	95,529	95,342	(0.2)	247,646	278,695	12.5
Total	**4,572,715**	**4,631,465**	**1.3**	**12,068,569**	**12,815,095**	**6.2**

International Passengers	3Q16	3Q17	% Var	9M16	9M17	% Var
Acapulco	7,495	7,275	(2.9)	44,351	44,721	0.8
Ciudad Juárez	1,392	934	(32.9)	7,755	2,274	(70.7)
Culiacán	9,119	8,467	(7.1)	17,998	24,184	34.4
Chihuahua	30,321	31,087	2.5	82,371	83,892	1.8
Durango	16,448	18,504	12.5	34,684	44,629	28.7
Mazatlán	28,852	33,392	15.7	201,416	219,180	8.8
Monterrey	345,038	339,987	(1.5)	932,997	938,979	0.6
Reynosa	141	945	570.2	436	2,556	486.2
San Luis Potosí	43,274	43,627	0.8	108,493	117,181	8.0
Tampico	11,295	12,403	9.8	31,952	32,639	2.2
Torreón	13,432	16,268	21.1	41,228	40,665	(1.4)
Zacatecas	37,517	38,035	1.4	91,760	100,235	9.2
Zihuatanejo	18,041	18,534	2.7	179,353	186,247	3.8
Total	**562,365**	**569,458**	**1.3**	**1,774,794**	**1,837,382**	**3.5**

See Notes to the Financial Information

16

Annex Table 2

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Balance Sheet
(Thousands of Pesos)

	September 30, 2016	December 31, 2016	September 30, 2017	% Var Sep17/Sep16	% Var Sep17/Dec16
Assets					
Current Assets					
Cash and Cash Equivalents	2,611,480	3,005,792	2,152,880	(17.6)	(28.4)
Trade Accounts Receivable - Net	676,118	714,130	597,631	(11.6)	(16.3)
Trade Accounts Receivable from Related Parties	44,281	46,032	70,894	60.1	54.0
Recoverable Taxes	92,339	104,114	63,828	(30.9)	(38.7)
Advances to Contractors	94,571	199,486	317,951	236.2	59.4
Other Current Assets	49,118	28,905	49,580	0.9	71.5
Total Current Assets	3,567,907	4,098,459	3,252,764	(8.8)	(20.6)
Land, Buildings, Machinery and Equipment - Net	2,414,454	2,444,205	2,491,901	3.2	2.0
Investments in Airport Concessions - Net	6,385,160	6,513,514	7,292,496	14.2	12.0
Other Assets - Net	109,148	109,042	103,299	(5.4)	(5.3)
Deferred Taxes	389,710	380,103	329,092	(15.6)	(13.4)
Total Assets	**12,866,379**	**13,545,323**	**13,469,552**	**4.7**	**(0.6)**
Liabilities and Stockholder's Equity					
Current Liabilities					
Current Portion of Long-Term Debt	53,343	56,122	46,006	(13.8)	(18.0)
Current Portion of Major Maintenance Provision	195,742	160,607	203,440	3.9	26.7
Trade Accounts Payable	231,296	262,073	317,178	37.1	21.0
Taxes and Accrued Expenses	419,245	489,201	389,560	(7.1)	(20.4)
Accounts Payable to Related Parties	53,028	140,328	80,331	51.5	(42.8)
Total Current Liabilities	952,654	1,108,331	1,036,515	8.8	(6.5)
Long-Term Debt	4,644,966	4,637,743	4,582,855	(1.3)	(1.2)
Guarantee Deposits	245,583	272,511	291,083	18.5	6.8
Employee Benefits	106,613	111,921	119,027	11.6	6.3
Major Maintenance Provision	538,220	509,046	606,630	12.7	19.2
Deferred taxes	271,165	218,791	225,724	(16.8)	3.2
Total liabilities	**6,759,201**	**6,858,343**	**6,861,834**	**1.5**	**0.1**
Common Stock	303,641	303,644	303,394	(0.1)	(0.1)
Additional paid-in capital	29,786	29,786	29,786	-	-
Retained Earnings	4,277,563	4,846,045	4,660,662	9.0	(3.8)
Share Repurchase Reserve	1,382,737	1,383,124	1,466,016	6.0	6.0
Labor Obligations	(10,525)	(8,052)	(8,052)	(23.5)	-
Non-Controlling Interest	123,976	132,433	155,912	25.8	17.7
Stockholders' Equity	**6,107,178**	**6,686,980**	**6,607,718**	**8.2**	**(1.2)**
Total Liabilities and Stockholder's Equity	**12,866,379**	**13,545,323**	**13,469,552**	**4.7**	**(0.6)**

See Notes to the Financial Information

17

Annex Table 3

18

Annex Table 4

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Cash Flow Statement
(Thousands of Pesos)

	As of September 30,		
	2016	2017	% Var.
Operating Activities			
Income Before Taxes	1,850,425	2,101,737	13.6
Change in the value of cash and cash equivalents for fair value	(996)	137,374	n.a.
Depreciation and Amortization	208,335	221,047	6.1
Major Maintenance Provision	181,063	200,205	10.6
Doubtful Accounts Provision	-	(5,188)	n.a.
(Profit) / Loss on Sales of Machinery and Equipment - Net	(21,600)	(917)	(95.8)
Interest Income	(54,496)	(89,995)	65
Items in Results Related to Financing Activities			
Interest Expense	230,334	273,369	18.7
Non-Paid Exchange Fluctuation	28,646	(27,900)	n.a.
	2,421,711	2,809,731	16.0
Changes in:			
Trade Accounts Receivable - Net	(285,333)	121,687	n.a.
Recoverable Taxes	192	40,286	20,882.3
Other Accounts Receivable	(76,982)	(61,713)	(19.8)
Accounts Payable	(119,196)	(19,766)	(83.4)
Taxes and Accrued Expenses	89,049	10,107	(88.7)
Taxes Paid	(447,805)	(639,821)	42.9
Accounts Payable to Related Parties	(57,664)	(3,186)	(94.5)
Major Maintenance Payments	(37,639)	(65,198)	73.2
Other Long-Term Liabilities	77,491	73,954	(4.6)
Net Flow from Operating Activities	**1,563,824**	**2,266,082**	**44.9**
Investment Activities			
Acquisition of Property, Plant and Equipment	(84,505)	(106,462)	26.0
Investment in Airport Concessions	(134,830)	(1,063,990)	689.1
Other Long-Term Assets	(38,424)	(4,850)	(87.4)
Proceeds from Sale of Land, Machinery and Equipment	21,600	917	(95.8)
Interest Income	54,496	89,995	65.1
Other Investments Held to Maturity	60,445	-	n.a.
Net Flow from Investing Activities	**(121,218)**	**(1,084,390)**	**794.6**
Cash Flow before Financing Activities	**1,442,606**	**1,181,692**	**(18.1)**
Financing Activities			
Repurchase of Shares	183,980	(34,234)	n.a.
Loans - Paid	(44,119)	(38,721)	(12.2)
Interest Expense	(243,499)	(266,342)	9.4
Increase in the Non-Controlling Interest	38,868	17,150	(55.9)
Dividends Paid	(1,372,548)	(1,575,083)	14.8
Net Cash Flow from Financing Activities	**(1,437,318)**	**(1,897,230)**	**32.0**
Net Increase (Reduction) in Cash and Cash Equivalents	**5,288**	**(715,538)**	**n.a.**
Effect of change for fair value of cash and equivalents	**996**	**(137,374)**	n.a.
Cash and Equivalents at Beginning of Period	2,605,196	3,005,792	15.4
Cash and Equivalents at End of Period	**2,611,480**	**2,152,880**	**(17.6)**

See Notes to the Financial Information

19

Annex Table 5

20

Annex Table 6

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Operating Results by Airport
Thousand Passengers and Thousand Pesos

Monterrey	3Q16	3Q17	9M16	9M17
Total Passengers	2,612.3	2,704.1	6,790.4	7,257.8
Total Revenues	677,927	853,780	1,743,537	2,254,217
Aeronautical Revenues	514,668	580,156	1,298,664	1,516,972
Non- Aeronautical Revenues	147,592	141,370	414,157	396,192
Construction Revenues	15,667	132,254	30,717	341,054
Income from Operations	138,944	132,016	340,598	366,343
EBITDA	159,082	153,916	399,205	427,550

Culiacán	3Q16	3Q17	9M16	9M17
Total Passengers	443.3	483.7	1,239.8	1,380.0
Total Revenues	106,454	131,527	287,267	372,214
Aeronautical Revenues	93,280	110,114	251,148	299,512
Non- Aeronautical Revenues	11,864	13,129	34,413	37,998
Construction Revenues	1,310	8,284	1,706	34,703
Income from Operations	20,616	21,144	56,587	64,623
EBITDA	24,626	25,188	68,644	76,671

Chihuahua	3Q16	3Q17	9M16	9M17
Total Passengers	376.8	372.2	949.4	1,056.0
Total Revenues	97,983	121,170	238,619	326,305
Aeronautical Revenues	80,744	83,770	196,307	231,308
Non- Aeronautical Revenues	12,812	13,255	34,701	38,729
Construction Revenues	4,427	24,146	7,610	56,268
Income from Operations	24,837	16,337	46,660	50,937
EBITDA	27,814	19,543	55,558	60,386

Ciudad Juárez	3Q16	3Q17	9M16	9M17
Total Passengers	305.7	326.6	815.6	881.1
Total Revenues	71,566	85,169	177,672	243,293
Aeronautical Revenues	60,222	69,579	149,136	183,930
Non- Aeronautical Revenues	9,268	10,704	25,548	30,497
Construction Revenues	2,076	4,886	2,989	28,865
Income from Operations	14,727	14,023	34,095	40,852
EBITDA	17,327	16,837	41,827	49,072

Mazatlán	3Q16	3Q17	9M16	9M17
Total Passengers	216.7	210.8	710.4	740.0
Total Revenues	68,831	64,061	215,781	247,960
Aeronautical Revenues	44,405	47,494	161,458	189,494
Non- Aeronautical Revenues	9,855	10,759	36,247	35,561
Construction Revenues	14,571	5,807	18,076	22,904
Income from Operations	10,739	10,600	39,133	43,790
EBITDA	14,699	14,582	51,111	55,579

Acapulco	3Q16	3Q17	9M16	9M17
Total Passengers	176.9	161.6	542.3	522.9
Total Revenues	58,969	129,156	166,642	347,790
Aeronautical Revenues	36,491	35,971	112,784	124,012
Non- Aeronautical Revenues	7,688	8,403	22,851	25,413
Construction Revenues	14,789	84,782	31,008	198,365
Income from Operations	10,461	7,154	30,342	28,164
EBITDA	15,400	12,211	45,291	43,225

Zihuatanejo	3Q16	3Q17	9M16	9M17
Total Passengers	113.6	113.9	427.0	464.9
Total Revenues	42,011	40,884	152,782	172,452
Aeronautical Revenues	21,316	27,811	107,453	137,093
Non- Aeronautical Revenues	5,749	5,798	20,924	21,047
Construction Revenues	14,946	7,275	24,404	14,311
Income from Operations	7,144	7,258	24,698	29,714
EBITDA	11,506	11,600	37,778	42,665

Other six airports	3Q16	3Q17	9M16	9M17
Total Passengers	889.7	828.1	2,368.5	2,349.7
Total Revenues	266,425	328,101	674,249	908,079
Aeronautical Revenues	204,283	212,513	541,927	586,129
Non- Aeronautical Revenues	27,556	30,839	76,214	82,348
Construction Revenues	34,585	84,748	56,108	239,602
Income from Operations	55,559	40,467	117,566	123,710
EBITDA	66,784	51,510	149,368	156,332

Consorcio Grupo Hotelero T2 (1)	3Q16	3Q17	9M16	9M17
Revenues	55,104	57,090	168,004	184,167
Income from Operations	16,482	17,139	47,997	56,342
EBITDA	21,673	22,380	63,541	71,972

Consorcio Hotelero Aeropuerto Monterrey (1)	3Q16	3Q17	9M16	9M17
Revenues	20,791	22,633	62,125	68,329
Income from Operations	5,596	6,077	16,546	19,204
EBITDA	7,932	8,636	23,366	26,746

OMA VYNMSA Aero Industrial Park	3Q16	3Q17	9M16	9M17
Revenues (2)	1,419	3,301	2,393	9,092
Income from Operations	(1,331)	(1,868)	(3,371)	(1,454)
EBITDA	(729)	617	(1,564)	5,191

OMA Logistica	3Q16	3Q17	9M16	9M17
Revenues	3,558	21,292	9,795	55,266
Income from Operations	2,987	17,101	8,607	46,719
EBITDA	3,209	17,786	9,221	48,256

(1) Includes results of other equity-method subsidiaries

(2) Includes cost recoveries

See Notes to the Financial Information

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Annex Table 7

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

Company	Name
Actinver Casa de Bolsa	Pablo Abraham
Bank of America Merrill Lynch	Roberto Otero
Banorte-IXE	José Espitia
Barclays Bank PLC	Pablo Monsiváis
BBVA Bancomer	Mauricio Hernández Prida
Bradesco BBI	Leandro Fontanesi
Citigroup	Stephen Trent
Credit Suisse	Felipe Vinagre
Goldman Sachs	Marcio Prado / Renata Stuhlberger
Grupo Bursátil Mexicano (GBM)	Mauricio Martínez Vallejo
Grupo Financiero Interacciones	Andrés Suárez
HSBC	Alexandre Falcao
Intercam Casa de Bolsa	Alejandra Marcos
Insight Investment Research	Robert Crimes
Itaú BBA	Thais Cascello
J.P. Morgan	Fernando Abdalla
Morgan Stanley	Josh Milberg / Ricardo L Alves / Vitor Sanchez
Santander	Pedro Santos Balcao
Scotiabank	Francisco Suárez
Signum Research	Lucía Tamez
UBS Brasil CCTVM	Rogerio Araujo
Vector	Marco Montañez

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Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

In December 2015, OMA elected early adoption of the amendments established by International Accounting Standard 27 (IAS 27), which allows for early adoption and retroactive application of the equity method of accounting for investments in subsidiaries, associates and joint ventures in OMA’s separate (holding company) financial statements. The change does not affect OMA’s consolidated results; it only affects the financial statements of Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., on a legal-entity basis, which is the basis on which the annual Shareholders’ Meeting will allocate results for the period.

Adjusted EBITDA: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. Adjusted EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity, or as an alternative to EBITDA.

Adjusted EBITDA margin: OMA calculates this margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC): This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Checked Baggage Screening: During 2012, OMA began to operate checked baggage screening in its 13 airports in order to increase airport security and in compliance with the requirements of the Civil Aviation General Directorate (DGAC). This screening uses the latest technology and is designed to detect explosives

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in checked baggage. The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the maximum rates, while the operational aspects are assessed as a non-regulated service charge. In accordance with the Civil Aviation Law and the regulations issued by the DGAC, the primary responsibility for damages and losses resulting from checked baggage lies with the airline. Notwithstanding the foregoing, OMA may be found jointly liable with the airline through a legal proceeding if and when all of the following elements are proven: a) occurrence of an illegal act, b) caused by the willful misconduct or bad faith of our subsidiary OMA Servicios Complementarios del Centro Norte, S.A. de C.V., and c) related to or occurring during the baggage screening undertaken by OMA Servicios Complementarios del Centro Norte, S.A. de C.V.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

EBITDA: For the purposes of this report, OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. However, it should be noted that EBITDA is not defined under IFRS, and may be calculated differently by different companies.

Employee Benefits: IFRS 19 (modified) “Employee Benefits” requires that cumulative actuarial gains and losses from pension obligations be recognized immediately in comprehensive income. These gains and losses arise from the actuarial estimates used for calculating pension liabilities as of the date of the financial statements.

IAS 34 “Interim Financial Reporting”: This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS): Financial statements and other information are presented in accordance with IFRS and their Interpretations. The financial statements for the year ended December 31, 2010 were the last statements prepared in accordance with Mexican Financial Reporting Standards.

Major Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and

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terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it needs to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the next five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every nine months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH Collection T2 hotel: The NH Collection hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include revenues derived from commercial activities such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others; diversification activities, such as the Hotel NH Terminal 2; and complementary activities, such as checked baggage screening.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA): Departing passengers, excluding connecting passengers, diplomats, and infants.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Balance sheet numbers are compared to the balances at the end of the prior year.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee: Until June 13, 2015, this fee was charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance. With the signing of an Amendment to the Technical Assistance and Technology Transfer Agreement effective June 14, 2015, the annual fee is charged as the higher of US$ 3.0 million per year or 4% of EBITDA for the third three years and 3% for the final two years of the agreement. For the purposes of this calculation, consolidated EBITDA before technical assistance takes into account only the subsidiaries holding the airport concessions or that provide personnel services directly or indirectly to the airports.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

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Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: October 17, 2017